                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                               (Amendment No. 1)*
                                       of
                           Tweedy, Browne Company LLC


                                  SCHEDULE 13D
                                (Amendment No. )*
                                       of
                               TBK Partners, L.P.


                                  SCHEDULE 13D
                               (Amendment No. 1)*
                                       of
                            Vanderbilt Partners, L.P.



                    Under the Securities Exchange Act of 1934

                            M&F WORLDWIDE CORPORATION
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE, $.01 PER SHARE
                         (Title of Class of Securities)

                                    552541104
                                 (CUSIP Number)



                                 John D. Spears
                              52 Vanderbilt Avenue
                            New York, New York 10017
                                 (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)




                                  MAY 19, 1999
             (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).

-------------------                                       ----------------------
CUSIP No. 552541104               SCHEDULE 13D            Page ___ of ___ Pages
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Tweedy, Browne Company LLC ("TBC")
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*

        00
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                         7.       SOLE VOTING POWER
                                  TBC has sole voting power with respect to
                                  1,297,520 shares held in certain TBC accounts
                                  (as hereinafter defined). Additionally,
                                  certain of the members of TBC may be
                                  deemed to have sole power to vote certain
                                  shares as more fully set forth herein.
  NUMBER OF              -------------------------------------------------------
   SHARES                8.       SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                        0 shares
    EACH                 -------------------------------------------------------
 REPORTING               9.       SOLE DISPOSITIVE POWER
  PERSON                          0 shares, except that certain of the members
   WITH:                          of TBC may be deemed to have sole  power to
                                  vote certain shares as more fully set
                                  forth herein.
                         -------------------------------------------------------
                         10.      SHARED DISPOSITIVE POWER
                                  1,347,231 shares held in accounts of TBC (as
                                  hereinafter defined).
-------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,347,231 shares
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [x]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        6.52%
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*

        BD IA & 00
================================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7

-------------------                                       ----------------------
CUSIP No. 552541104              SCHEDULE 13D             Page ___ of ___ Pages
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        TBK Partners, L.P. ("TBK")
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*

        WC and BK
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                         7.       SOLE VOTING POWER
                                  130,700 shares, except that the general
                                  partners in Vanderbilt, solely by reason of
                                  their positions as such, may be deemed to have
                                  shared power to vote these shares.
  NUMBER OF              -------------------------------------------------------
   SHARES                8.       SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                        0 shares
    EACH                 -------------------------------------------------------
 REPORTING               9.       SOLE DISPOSITIVE POWER
  PERSON                          130,700 shares, except that the general
   WITH:                          partners in Vanderbilt, solely by reason of
                                  their positions as such, may be deemed to
                                  have shared power to vote these shares.
                         -------------------------------------------------------
                         10.      SHARED DISPOSITIVE POWER
                                  0 shares
-------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        130,700 shares
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.63%
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*

        PN
================================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7

-------------------                                       ----------------------
CUSIP No. 552541104              SCHEDULE 13D             Page ___ of ___ Pages
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Vanderbilt Partners, L.P. ("Vanderbilt")
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*

        WC and BK
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                         7.       SOLE VOTING POWER
                                  45,000 shares, except that the general
                                  partners in Vanderbilt, solely by reason of
                                  their positions as such, may be deemed to have
                                  shared power to vote these shares.
  NUMBER OF              -------------------------------------------------------
   SHARES                8.       SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                        0 shares
    EACH                 -------------------------------------------------------
 REPORTING               9.       SOLE DISPOSITIVE POWER
  PERSON                          45,000 shares, except that the general
   WITH:                          partners in Vanderbilt, solely by reason of
                                  their positions as such, may be deemed to
                                  have shared power to vote these shares.
                         -------------------------------------------------------
                         10.      SHARED DISPOSITIVE POWER
                                  0 shares
-------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        45,000 shares
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.22%
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*

        PN
================================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7

PRELIMINARY NOTE

     This Statement constitutes (a) Amendment No. 1 to a Statement on Schedule 13D originally filed by Tweedy, Browne Company LLC, a Delaware limited liability company ("TBC"), and dated July 9, 1998 (the "TBC Statement"); (b) Amendment No. 1 to a Statement on Schedule 13D originally filed by Vanderbilt Partners, L.P., a Delaware limited partnership ("Vanderbilt"), the( "Vanderbilt Statement") and
(c) a Statement on Schedule 13D filed by TBK Partners, L.P., a Delaware limited partnership (the "TBK Statement") (collectively the "Combined Statement Amendment").

ITEM 1.  SECURITY AND ISSUER

     This Combined Statement Amendment relates to the Common Stock, par value $.01 (the "Common Stock"), of M&F Worldwide Corporation (the "Company"), which, to the best knowledge of the persons filing this Combined Statement Amendment is a company organized under the laws of Delaware, with its principal executive offices located at 35 East 62nd Street, New York, NY 10021.

ITEM 2. IDENTITY AND BACKGROUND

     (a) The persons filing this Combined Statement Amendment are (i) Tweedy, Browne Company LLC ("TBC"), a Delaware limited liability company, (ii) TBK Partners, L.P. ("TBK"), a Delaware limited partnership and (iii) Vanderbilt Partners, L.P. ("Vanderbilt"), a Delaware limited partnership. Annexed as
Exhibit 99.1, which is incorporated by reference herein, is an agreement among TBC, TBK and Vanderbilt that this Schedule 13D is filed on behalf of each of them. The filing of this Combined Statement Amendment should not be deemed an admission that TBC, TBK and Vanderbilt comprise a group within the meaning of
Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Act").

     This Combined Statement Amendment contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which accounts TBC has investment discretion (the "TBC Accounts"), and with respect to some of which it has obtained sole or shared voting power.

     The general partners of TBK are Christopher H. Browne, William H. Browne, Thomas P. Knapp and John D. Spears. The general partners of Vanderbilt are Christopher H. Browne, William H. Browne and John D. Spears (the "General Partners"). The members of TBC are Christopher H. Browne, William H. Browne, John D. Spears, Thomas H. Shrager, Robert Q. Wyckoff, Jr. and Holdings (the "Members"). By reason of their positions as such, the members of TBC may be deemed to control TBC and the general partners of TBK and Vanderbilt may be deemed to control TBK and Vanderbilt, respectively.

     (b) The business address of each of TBC, TBK, Vanderbilt and the General Partners is 52 Vanderbilt Avenue, New York, New York 10017.

     (c) TBC is engaged primarily in the business of a securities broker and dealer and investment adviser, is registered as a broker-dealer and investment adviser with the Securities and Exchange Commission, and is a member of the National Association of Securities Dealers, Inc.

     TBK is a private investment partnership and is currently, and at all relevant times was, engaged primarily in the business of investing in securities for its own account.

     Vanderbilt is a private investment partnership and is currently, and at all relevant times was, engaged primarily in the business of investing in securities for its own account.

     The present principal occupation of each of the General Partners is serving as such for TBK and Vanderbilt. The present principal occupation of Thomas P. Knapp is serving as a general partner in TBK. The present principal occupation of the Members of TBC is serving as such. Holdings is wholly owned by Affiliated Managers Group, Inc., a Boston-based holding company which makes equity investments in investment management firms, in which management personnel retain a significant interest in the profits of the business. The principal business address of each of TBC, TBK and Vanderbilt is set forth above.

     (d) None of TBC, TBK, Vanderbilt, Thomas P. Knapp, nor any General Partner or Member has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) None of TBC, TBK, Vanderbilt, Thomas P. Knapp, nor any General Partner or Member has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect thereto.

     (f) Each of TBK and Vanderbilt is a Delaware limited partnership. TBC is a Delaware limited liability company. Each of the General Partners, Members and Thomas P. Knapp is a citizen of the United States of America, with the exception of Holdings, which is a Delaware corporation.

ITEM 3.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

     As of the date hereof, the number of shares with respect to which TBC may be deemed to be the beneficial owner is 1,347,231 shares of Common Stock (the "TBC Shares"), all of which shares were purchased in open market transactions. The aggregate cost of the TBC Shares, including brokerage commissions, was $12,160,419.

     The TBC Shares are held in the TBC Accounts, the funds therefor coming from the funds on hand in each individual managed account and in certain instances from standard margin account borrowings from brokerage accounts maintained at US Clearing. It is expected that funds used by the TBC Accounts to purchase additional shares of Common Stock, if additional shares are purchased by the TBC Accounts (see Item 4 hereof), will come from the funds on hand for each individual managed account, which funds on hand at any time and from time to time may include, among others, funds borrowed pursuant to margin accounts maintained at US Clearing. Borrowings made by certain TBC Accounts pursuant to such margin accounts are secured by margin securities owned by the respective accounts, including some of the TBC Shares. Interest on outstanding borrowings under such margin accounts ranges from 1/2% to 2% over the brokers' call rate in effect from time to time at Chase Manhattan Bank, New York, New York, depending upon the amount of outstanding borrowings at any given time.

     As of the date hereof, TBK beneficially owns directly 130,700 shares of Common Stock (the "TBK Shares"), all of which shares were purchased in open market transactions. The aggregate cost of the TBK Shares, including brokerage commissions, was $1,077,649.

     It is expected that funds used by TBK to purchase additional shares of Common Stock, if additional shares are purchased by TBK (see Item 4 hereof), will come from TBK's general funds, which include cash and cash equivalents on hand and in banks.

     TBK's general funds have included, and it is expected that they will from time to time include, funds borrowed by it pursuant to an understanding with Chase Manhattan Bank. As of the date hereof, TBK has a loan outstanding with Chase Manhattan Bank in the amount of $20,000. Borrowings made by TBK pursuant to that understanding bear interest at the brokers' call rate in effect from time to time at Chase Manhattan Bank. TBK's funds may also include funds borrowed pursuant to a Line of Credit Agreement between TBK and Boston Safe Deposit and Trust Company. Pursuant to the Line of Credit Agreement, TBK may borrow up to $15,000,000 at the brokers' call rate charged from time to time by Boston Safe Deposit & Trust Company. Borrowings made by TBK pursuant to its understandings with Chase Manhattan Bank and the Line of Credit Agreement with Boston Safe Deposit and Trust Company are secured by securities owned by TBK; such borrowings are not secured by any TBK Shares. No borrowings from Chase Manhattan Bank or Boston Safe Deposit and Trust Company were made for the purpose of acquiring the TBK Shares. TBK reserves the right to include all or any of the shares of Common Stock owned by it at any time or from time to time, among the securities that serve as collateral for such borrowings, subject to compliance with any applicable statutes and regulations.

     As of the date hereof, Vanderbilt beneficially owns directly 45,000 shares of Common Stock (the "Vanderbilt Shares"), all of which shares were purchased in open market transactions hereof.) The aggregate cost of the Vanderbilt Shares, including brokerage commissions, was $369,675.

     It is expected that funds used by Vanderbilt to purchase additional shares of Common Stock, if additional shares are purchased by Vanderbilt (see Item 4 hereof), will come from Vanderbilt's general funds, which include cash and cash equivalents on hand and in banks.

     Vanderbilt's funds may include funds borrowed pursuant to a Line of Credit Agreement between Vanderbilt and Boston Safe Deposit and Trust Company. Pursuant to the Line of Credit Agreement, Vanderbilt may borrow up to $2,000,000 at the brokers' call rate charged from time to time by Boston Safe Deposit & Trust Company. Borrowings made by Vanderbilt pursuant to the Line of Credit Agreement with Boston Safe Deposit and Trust Company are secured by securities owned by Vanderbilt; such borrowings are not secured by any Vanderbilt Shares. No borrowings from Boston Safe Deposit and Trust Company were made by Vanderbilt for the purpose of acquiring the Vanderbilt Shares. Vanderbilt reserves the right to include all or any of the shares of Common Stock owned by it at any time or from time to time, among the securities that serve as collateral for such borrowings, subject to compliance with any applicable statutes and regulations.

ITEM 4.  PURPOSE OF TRANSACTION

     Each of TBC, TBK and Vanderbilt has acquired the shares of Common Stock owned by it for investment purposes and for none of the reasons enumerated in
Item 4 of Schedule 13D except that TBC, TBK and Vanderbilt may dispose of all or some of the TBC Shares, the TBK Shares and the Vanderbilt Shares, respectively, or may acquire additional shares of Common Stock from time to time, depending upon price and market conditions, evaluation of alternative investments, and other factors. Currently, TBC, TBK and Vanderbilt intend to acquire additional shares of Common Stock in the open market, depending upon the price of the Common Stock from time to time.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date hereof, TBC may be deemed to be the beneficial owner of an aggregate of 1,347,231 shares of Common Stock, which constitutes approximately 6.52% of the 20,657,000 shares of Common Stock which TBC believes to be the total number of shares of Common Stock outstanding. The TBC Shares are held in the TBC Accounts.

     As of the date hereof, TBK beneficially owns directly 130,700 shares of Common Stock, which constitutes approximately 0.63% of the 20,657,000 shares of Common Stock which TBK believes to be the total number of shares of Common Stock outstanding.

     As of the date hereof, Vanderbilt beneficially owns directly 45,000 shares of Common Stock, which constitutes approximately 0.22% of the 20,657,000 shares of Common Stock which Vanderbilt believes to be the total number of shares of Common Stock outstanding.

     Each of TBC, TBK and Vanderbilt disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. The aggregate number of shares of Common Stock with respect to which TBC, TBK and Vanderbilt could be deemed to be the beneficial owner as of the date hereof, is 1,522,931 shares, which constitutes approximately 7.37% of the 20,657,000 shares of Common Stock, which the filing persons believe to be the total number of shares of Common Stock outstanding, but nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.

     The aggregate number of shares and percentage of Common Stock with respect to which each of the General Partners and Members may be deemed to be the beneficial owner by reason of his being a general partner of TBK and Vanderbilt, or a member of TBC, is 1,522,931 shares, which constitutes approximately 7.37% of the 20,657,000 shares of Common Stock outstanding. The aggregate number of shares and percentage of Common Stock with respect to which Thomas P. Knapp may be deemed to be a beneficial owner by reason of his being a general partner of TBK is 130,700 shares of Common Stock which constitutes approximately 0.63% of the 20,657,000 shares of Common Stock outstanding. However, nothing contained herein shall be construed as an admission that any of the General Partners or Thomas P. Knapp is the beneficial owner of any shares of Common Stock, except as set forth herein as expressly and admittedly being beneficially owned by a particular General Partner or Thomas P. Knapp.

     Each of TBC, TBK and Vanderbilt disclaims beneficial ownership of Common Stock held by the other. Except as described herein, to the best knowledge of TBC, TBK and Vanderbilt, no person who may be deemed to comprise a group with any of TBC, TBK, Vanderbilt, or any other person named in Item 2 hereof, beneficially owns any shares of Common Stock.

     (b) TBC has investment discretion with respect to 1,347,231 shares of Common Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 1,297,520 shares of Common Stock held in certain TBC Accounts.

     Each of the Members of TBC, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose of or to direct the disposition of all of the shares of Common Stock held in the TBC Accounts; and
(ii) shared power to vote or direct the vote of 1,297,520 shares of Common Stock held in certain TBC Accounts.

     TBK has the sole power to vote or direct the voting of and dispose or direct the disposition of the TBK Shares. Each of the General Partners and Thomas P. Knapp, solely by reason of their positions as general partners, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the TBK Shares.

     Vanderbilt has the sole power to vote or direct the voting of and dispose or direct the disposition of the Vanderbilt Shares. Each of the General Partners of Vanderbilt, solely by reason of their positions as such, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the Vanderbilt Shares.

     (c) Transactions in Common Stock effected by TBC , TBK and Vanderbilt during the sixty-day period ended as of the date hereof are set forth below:

                       NO OF SHARES                         PRICE
TBC ACCOUNTS           PURCHASED             SOLD           PER SHARE
04/13/99                                     1,000          $ 7 9/16
04/23/99                 10,000                             $ 8 1/4
05/12/99                 80,000                             $ 7 5/8
05/17/99                 15,700                             $ 7.687500
05/18/99                 63,100                             $ 7 5/8
05/19/99                  5,000                             $ 7 5/8

TBK:
05/18/99                100,000                             $ 7 5/8

VANDERBILT:
05/18/98                 35,000                             $ 7 5/8


     (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

     To the best knowledge of TBK, no person other than TBK has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the TBK Shares, except that the General Partners and Thomas P. Knapp may be deemed to have such rights and powers solely by reason of being general partners in TBK.

     To the best knowledge of Vanderbilt, no person other than Vanderbilt has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Vanderbilt Shares, except that the General Partners in Vanderbilt may be deemed to have such rights and powers solely by reason of being general partners in Vanderbilt.

     (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as otherwise described herein, none of TBC, TBK or Vanderbilt, nor, to the best knowledge of TBC, TBK or Vanderbilt, any other person named in Item 2 hereof, has any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(f)(1)(iii).

                                    SIGNATURE


     Each of Tweedy, Browne Company LLC, TBK Partners, L.P. and Vanderbilt Partners, L.P., after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Combined Statement Amendment (which includes the Exhibit annexed hereto) is true, complete and correct.

                                        TWEEDY, BROWNE COMPANY LLC



                                        By
                                           ---------------------------
                                           Christopher H. Browne
                                           Member



                                        TBK PARTNERS, L.P.



                                        By
                                           ---------------------------
                                           Christopher H. Browne
                                           General Partner



                                        VANDERBILT PARTNERS, L.P.



                                        By
                                           ---------------------------
                                           Christopher H. Browne
                                           General Partner











Dated: May 26, 1999